UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

BRC Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05601U105

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 950

Newport Beach, California 92660

(949) 734-7900

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,535,560
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,535,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,535,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,535,560
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,535,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,535,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14	TYPE OF REPORTING PERSON

OO, IA

3

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,535,560
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,535,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,535,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 05601U105

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		578,915
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,535,560
PERSON WITH	9	SOLE DISPOSITIVE POWER

578,915
	10	SHARED DISPOSITIVE POWER

13,535,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,114,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 05601U105

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

9,375,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $93,750,000, were purchased with working capital, pursuant to the Forward Purchase Agreement (as previously defined and described in Item 4 of the Schedule 13D). 1,000,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $10,000,000, were purchased with working capital, pursuant to the Subscription Agreement (as previously defined and described in Item 4 of the Schedule 13D). 125,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master were acquired pursuant to the Distribution (as previously defined and described in Item 2 of Amendment No. 1 to the Schedule 13D). 1,951,018 of the Shares beneficially owned directly by Engaged Capital Flagship Master were acquired pursuant to the SilverBox Distribution (as defined in Amendment No. 2 to the Schedule 13D). 1,084,542 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $3,595,444, including brokerage commissions, were purchased with working capital.

100,000 of the Shares held by the Welling Family Trust (the “Welling Trust”), which Mr. Welling may be deemed to beneficially own as trustee of the Welling Trust, were acquired pursuant to the Distribution. 406,092 of the Shares held by the Welling Trust were acquired in connection with the SilverBox Distribution.

Mr. Welling has also been awarded an aggregate of 121,524 restricted stock units (“RSUs”) under the Issuer’s 2022 Omnibus Incentive Plan in connection with his service as a director of the Issuer, of which 72,823 RSUs have vested or vest within 60 days of the date hereof. Each RSU represents a contingent right to receive one Share upon settlement for no consideration, which will be delivered to Mr. Welling following vesting.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 13, 2024, Engaged Capital Flagship Master entered into a Stock Purchase Agreement (the “Purchase Agreement”) with EKNRH Holdings LLC, an entity controlled by Evan Hafer, the Executive Chair of the Issuer, whereby Engaged Capital Flagship Master agreed to purchase 684,542 Shares at a price of $3.17 per Share. The Purchase Agreement contains customary representations, warranties and covenants of the parties thereto. Pursuant to the Purchase Agreement, settlement of the transaction shall occur within two business days of the date thereof. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 70,639,046 Shares outstanding as of July 31, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

6

CUSIP No. 05601U105

As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 13,535,560 Shares, constituting approximately 19.2% of the Shares outstanding.

As of the date hereof, 506,092 Shares were held in the Welling Trust, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Welling directly beneficially owned 72,823 Shares (including 5,093 Shares underlying certain RSUs that vest within 60 days of the date hereof), constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, may be deemed to beneficially own the 13,535,560 Shares owned by Engaged Capital Flagship Master, constituting approximately 19.2% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 13,535,560 Shares owned by Engaged Capital Flagship Master, constituting approximately 19.2% of the Shares outstanding.

Mr. Welling, (i) as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 13,535,560 Shares owned by Engaged Capital Flagship Master, and (ii) as trustee of the Welling Trust, may be deemed to beneficially own the 506,092 Shares held in the Welling Trust, which, together with the Shares he beneficially owns directly, constitutes an aggregate of 14,114,475 Shares, constituting approximately 20.0% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D. As further disclosed in Item 4 above, pursuant to the Purchase Agreement, on September 13, 2024, Engaged Capital Flagship Master agreed to purchase 684,542 Shares from EKNRH Holdings LLC at a price of $3.17 per Share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 13, 2024, Engaged Capital Flagship Master and EKNRH Holdings LLC entered into the Purchase Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Purchase Agreement, dated September 13, 2024.
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CUSIP No. 05601U105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2024

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

8